Exhibit 99.1

RLX Technology Files 2023 Annual Report on Form 20-F

SHENZHEN, April 19, 2024 / PRNewswire / - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the "SEC") on April 19, 2024.

The annual report on Form 20-F can be accessed on the SEC's website at https://www.sec.gov and on the Company's investor relations website at https://ir.relxtech.com. The Company will provide a hard copy of its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: https://ir.relxtech.com.

Contacts

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com